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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47565

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mountain River Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 17th Street, Suite LL
(No. and Street)

Denver	Colorado	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Collins 303-797-0550
(Area Code – T elephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Causey Demgen & Moore P.C.
(Name – *if individual, state last, first, middle name*)

1125 Seventeenth Street, Suite 1450	Denver	Colorado	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kimberly Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mountain River Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Kimberly Collins
Signature

Financial & Operational Principal
Title

Scott E. D
Notary Public

SCOTT E. DIERKING
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20154018482
MY COMMISSION EXPIRES MAY 11, 2019

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of
Mountain River Holdings, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
December 31, 2015

Filed Pursuant to Section 17 of the Securities Exchange
Act of 1934 and Rule 17a-5(e) Thereunder as a Public Document

CAUSEY DEMGEN & MOORE P.C.
Certified Public Accountants and Consultants

1125 Seventeenth Street - Suite 1450
Denver, Colorado 80202-2025
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.causeycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Mountain River Securities, Inc.

We have audited the accompanying statement of financial condition of Mountain River Securities, Inc. as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Mountain River Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mountain River Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Mountain River Securities, Inc.'s financial statements. The supplemental information is the responsibility of Mountain River Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.



Denver, Colorado
February 25, 2016

CAUSEY DEMGEN & MOORE P.C.

CAUSEY

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of
Mountain River Holdings, Inc.)

Denver, Colorado

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
December 31, 2015

CONTENTS

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

Assets		
Cash	$	22,581
Receivable from related party		278
Prepaid expenses		895
Deposit		333
Total assets	$	24,087
Liabilities		
Accrued expenses	$	5,000
Total liabilities	$	5,000
Stockholder's equity		
Common stock, $1 par value, authorized 1,000,000 shares; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		1,071,908
Accumulated deficit		(1,053,821)
Total stockholder's equity		19,087
Total liabilities and stockholder's equity	$	24,087

See accompany notes to financial statements.

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
STATEMENT OF OPERATIONS
Year Ended December 31, 2015

Revenue:	
Revenue from 12b-1 fees	$ 2,475
Total revenue	$ 2,475
Operating expenses:	
Professional fees	5,985
Rent	3,996
Accounting	5,863
Regulatory Fees	2,215
Other	1,082
Total expenses	$ 19,141
Loss before income taxes	(16,666)
Income tax (benefit) expense	0
Net loss	$ (16,666)

See accompany notes to financial statements.

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, December 31, 2014	$ 1,000	$ 1,071,908	$ (1,037,155)	$ 35,753
Net loss	-	-	(16,666)	(16,666)
Balances, December 31, 2015	$ 1,000	$ 1,071,908	$ (1,053,821)	$ 19,087

See accompany notes to financial statements.

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

Cash flows from operating activities	
Net loss	$ (16,666)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in operating assets and liabilities:	
Prepaid expenses and other assets	(519)
Accounts payable due to Parent and affiliated company	1090
Accounts Payable	(32)
Accrued expenses	(3.250)
Net cash used in operating activities	(3,575)
Decrease in cash and cash equivalents	(19,377)
Cash and cash equivalents	
Beginning of year	41,958
End of year	$ 22,581

See accompany notes to financial statements.

NOTE 1 - ORGANIZATION

Mountain River Securities, Inc., formerly UW Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Mountain River Holdings, Inc. ("Parent" or "Holdings") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority (FINRA). On May 24, 2011, Holdings entered into a Stock Purchase Agreement with Matrix Bancorp Trading, Inc. ("Matrix"), a subsidiary of United Western Bancorp, Inc. ("United"), to purchase all the issued and outstanding shares of stock of the Company for cash. On October 17, 2011, the purchase was approved by FINRA and the transaction was completed on November 10, 2011.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As of December 31, 2015, the Company was not engaged in any businesses that require a clearing broker-dealer; however, before such time that it needs a clearing broker-dealer, it intends to engage such broker-dealer who will ultimately be responsible for payment of securities purchased and delivery of the securities sold by its customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents: The Company considers all unpledged temporary cash investments with a maturity at date of purchase of three months or less to be cash equivalents. During the years ended December 31, 2015, no cash was paid for interest and there were no cash equivalents.

Concentrations of Credit Risk: The Company continually monitors its position with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date and periodically throughout the year, the Company has no balances in excess of federally insured limits.

The Company grants credit in the normal course of business to its customers. The Company assesses the financial condition of its customers to reduce credit risk.

Fair Value: The carrying amounts of financial instruments, including cash, accounts receivable, and accounts, payable, approximated fair value as of December 31, 2015 because of the relatively short maturities of these instruments.

Revenue Recognition: Revenues from residual 12b-1 fees represent fees from previous sales of mutual funds directed by clients, and securities and loan commission revenues and expenses are recorded on a trade-date basis as securities transactions are executed.

Income Taxes: The Company's tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more-likely-than-not test, no tax benefit is recorded.

The Company's federal and state income tax returns for tax year 2012 are no longer subject to examination under respective statutes of limitations.

If incurred, the Company recognizes interest and/or penalties related to income tax matters in income tax expenses.

Accounting Estimates and Assumptions: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events: The Company has evaluated all subsequent events through the report date of the independent registered public accounting firm, which is the date the financial statements were available for issuance There were no material subsequent events that required recognition or additional disclosure in these financial statements.

NOTE 3 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

At December 31, 2015, the Company had no agreement with a clearing broker and had not engaged a replacement clearing broker. The Company did not conduct any securities business during 2015; however, it anticipates that future securities transactions will be introduced to and cleared through a clearing broker. Under the terms of its expected clearing agreement, the Company will be required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily, and, pursuant to such guidelines, the Company may be required to maintain a deposit with the clearing broker and may be required to deposit additional collateral or reduce positions when necessary.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2015, the Company had net capital of $17,582, which was $12,582 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.28-to-1 at December 31, 2015. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

NOTE 5 - RELATED-PARTY TRANSACTIONS

During 2015, Holdings repaid the Company $1,090 at December 31, 2015, $287 remains outstanding. Holdings did not provide any services to the Company and the Company expects that all future services and expenses will be paid directly to third-party vendors and will not be shared with its parent.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Operating Leases: On August 1, 2014, the Company entered into a month to month lease agreement with a third party, with monthly payments of $333 commencing on the first day of the month. This lease is terminable by either the Landlord or Tenant as of the end of any month upon not less than thirty days advanced written notice to the other party.

Litigation: The Company is from time to time party to various litigation matters, in most cases involving ordinary and routine claims incidental to its business. The Company accrues liabilities when it is probable that the future costs will be incurred and such costs can be reasonably estimated. Such accruals are based upon developments to date, the Company's estimates of the outcome of these matters and its experience in contesting, litigating, and settling other matters.

NOTE 7 - INCOME TAXES

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the difference are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that are not expected to be realized based on available evidence. At the end of the year, the Company had a net operating loss available to offset against future income of approximately $27,000 which expires in 2035.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

Net capital:		
Total stockholder's equity per the accompanying financial statements	$	19,087
Deductions and/or charges:		
Nonallowable assets:		
Other Assets		1,505
Total nonallowable assets	$	1,505
Net capital	$	17,582
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accrued expenses	$	5,000
Total aggregate indebtedness	$	5,000
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	333
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	12,582
Ratio: Aggregate indebtedness to net capital		0.28 to1

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of December 31, 2015)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	18,445
Net audit adjustments		(863)
Net Capital per above	$	17,582

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
Schedule II
STATEMENT REGARDING RULE 15c3-3
December 31, 2015

Computation for Determination of Reserve Requirements

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Information Relating to Possession or Control

None, the Company is exempt from SEC Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

The information on this schedule is in agreement in all material respects with that reported by the Company on the unaudited FOCUS Report, Part IIA, as of December 31, 2015.

CAUSEY DEMGEN & MOORE P.C.
Certified Public Accountants and Consultants

1125 Seventeenth Street - Suite 1450
Denver, Colorado 80202-2025
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.causeycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Mountain River Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mountain River Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mountain River Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Mountain River Securities, Inc. stated that Mountain River Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Mountain River Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mountain River Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Causey Demgen & Moore P.C.
CAUSEY DEMGEN & MOORE P.C.

Denver, Colorado
February 25, 2016

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
EXEMPTION REPORT
December 31, 2015

Mountain River Securities, LLC, (Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Mountain River Securities, Inc.

I, Kimberly Collins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Kimberly Collins

Title: Financial and Operations Principal

February 25, 2016

CAUSEY DEMGEN & MOORE P.C.
Certified Public Accountants and Consultants

1125 Seventeenth Street - Suite 1450
Denver, Colorado 80202-2025
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.causeycpas.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Board of Directors and Shareholder
of Mountain River Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Mountain River Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Mountain River Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Mountain River Securities, Inc.'s management is responsible for Mountain River Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared for the Company's Focus filings, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared for the Company's Focus filings supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Causey Demgen & Moore P.C.
CAUSEY DEMGEN & MOORE P.C.

Denver, Colorado
February 25, 2016

CAUSEY